UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

TABLE OF CONTENTS

Item 1:	Form 6-K dated November 2, 2023 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Maloy Kumar Gupta

Name: Maloy Kumar Gupta

Title: Company Secretary

Dated: November 2, 2023

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	November 2, 2023

Intimation of outcome of Board Meeting under Regulations 33 and 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”)

November 2, 2023, Mumbai: We hereby inform you that the Board of Directors of Tata Motors Limited (‘the Company’) at its Meeting held today, i.e., November 2, 2023 has, inter alia, approved the Audited Standalone Financial Results along with Auditor’s Report thereon and the Unaudited Consolidated Financial Results along with Limited Review Report, for the second quarter and half year ended September 30, 2023.

The aforesaid Financial Results and Reports are enclosed herewith. Also, enclosed herewith a copy of the Press Release with regard to the aforesaid Financial Results for the second quarter ended September 30, 2023.

The above information is being made available on the Company’s website at www.tatamotors.com.

The Board Meeting commenced at 11:30 a.m. (IST) and concluded at 3:40 p.m. (IST).

News Release – 2	November 2, 2023

Tata Motors Group Results Q2 FY24	November 2, 2023

Tata Motors Consolidated Q2 FY24 Results

Revenue ₹105.1K Cr (+32.1%), EBITDA at ₹14.4KCr (+86.4%), PBT (bei) ₹6.1K Cr (+7.9 KCr),

Automotive Free Cash Flows ₹3.9K Cr (+2.9 KCr) (vs PY)

•	JLR Revenue £6.9b up 30.4%, EBITDA at 14.9% (+430 bps), EBIT at 7.3% (+630 bps)

•	Tata CV Revenue ₹20.1K Cr, up 22.3%, EBITDA at 10.4% (+540 bps), EBIT at 7.9% (+560 bps)

•	Tata PV Revenue ₹12.2K Cr, down 3.0%, EBITDA at 6.5% (+110 bps), EBIT at 1.8% (+140 bps)

Mumbai, November 2, 2023: Tata Motors Ltd. (TML) announced its results for quarter ending September 30, 2023.

		Consolidated (₹ Cr Ind AS)				Jaguar Land Rover (£m, IFRS)			Tata Commercial Vehicles (₹Cr, Ind AS)				Tata Passenger Vehicles (₹Cr, Ind AS)
		FY24	Vs. PY			FY24	Vs. PY		FY24	Vs. PY			FY24	Vs. PY
Q2 FY24	Revenue	105,128		32.1%		6,857	30.4%		20,087		22.3%		12,174		(3.0)%
	EBITDA (%)	13.7		400	bps	14.9	430	bps	10.4		540	bps	6.5		110	bps
	EBIT (%)	7.5		510	bps	7.3	630	bps	7.9		560	bps	1.8		140	bps
	PBT (bei)	6,110	₹	7,883	crs	442	£615	mn	1,526	₹	1,234	crs	296	₹	129	crs

H1 FY 24	Revenue	207,364		36.8%		13,760	42.4%		37,078		13.4%		25,013		3.8%
	EBITDA (%)	14.0		540	bps	15.6	680	bps	10.0		480	bps	5.9		10	bps
	EBIT (%)	7.8		680	bps	8.0	950	bps	7.2		460	bps	1.4		80	bps
	PBT (bei)	11,439	₹	18,175	crs	877	£1,574	mn	2,462	₹	1,869	crs	482	₹	301	crs

Tata Motors Consolidated:

TML continued its strong performance in Q2 FY24 with revenues at ₹105.1K Cr (up 32.1%), EBITDA at ₹14.4K Cr (up 86.4%) and EBIT of ₹7.8KCr (+₹5.9KCr), as all auto verticals continued their profitable growth trajectory. PBT (bei) improved by ₹7.9KCr to ₹6.1KCr and Net Profit was ₹3.8KCr. In H1 FY24, the business reported strong PBT (bei) of ₹11.4KCr, an improvement of ₹18.2KCr over the previous year. Net Automotive debt reduced to ₹38.7KCr.

JLR revenues improved 30.4% to £6.9b. Strong wholesales and improved mix resulted in EBIT margins of 7.3% (+630bps). CV revenues improved by 22.3% and EBIT improved to 7.9% (+560bps) benefiting from higher realisations, richer mix and favourable commodity prices. PV revenues were marginally down 3.0% impacted by the transition to the new launches while EBIT margins improved by 140 bps to 1.8% due to savings in commodity costs.

Looking Ahead:

We remain optimistic on demand despite external challenges and anticipate a moderate inflationary environment. We aim to deliver a stronger performance in H2, due to a healthy order book at JLR, strong demand for heavy trucks in CV and exciting new generation products in PV. Our financial performance is expected to improve further owing to a richer mix, continued low-break-even in JLR, execution of demand-pull strategy in CV and improving profitability in PV/EV.

PB Balaji, Group Chief Financial Officer, Tata Motors said:

“It is pleasing to see all the businesses deliver on their well differentiated plans this quarter. With a strong product pipeline, a seasonally stronger H2 and continued focus on cash accretive growth, we are confident of sustaining this momentum.”

Tata Motors Group Results Q2 FY24	November 2, 2023

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•

Revenue of £6.9 billion in Q2 and record first half revenue of £13.8 billion, up 30% and 42% yoy respectively driven by higher wholesales, better mix, cost reductions and investment in demand generation.

•	EBIT margin was 7.3% in Q2 and 8.0% in H1; the target EBIT margin for FY24 is increased from 6% plus to around 8%.

•	PBT (bei) in Q2 FY24 was £442 million, up over £600 million compared to PY. H1 FY24 PBT (bei) of £877m, up over £1.5 billion compared to H1 FY23.

•	Free cash flow of £300 million for Q2 FY24 and £751m for H1 FY24, which is JLR’s best H1 cashflow on record.

•	Total liquidity was at £5.8 billion including the £1.52 billion undrawn revolving credit facility maturing in March 2026. Net debt reduced to £2.2 billion in Q2, with gross debt of £6.5 billion.

•	In mid-October, JLR completed a buyback of c. $400 million equivalent of its outstanding bonds, demonstrating the recent strong financial performance of the company and resulting liquidity.

•	The order book remained strong with over 168,000 client orders, with RR, RR Sport and Defender accounting for 77% of the order book.

REIMAGINE TRANSFORMATION

•	Investment of £15bn over five years to transition to our electric future continues:

•	Investing more than £1.4bn over next five years in JLR’s Halewood plant, in Merseyside and Solihull plant, in the West Midlands, UK, to produce next generation electric models

•	JLR Nitra plant in Slovakia, also confirmed to build next generation electric vehicles

•	£250m investment in JLR Future Energy Lab at Whitley Engineering Centre, Coventry, UK, to develop electric drive units (EDUs) in-house

•	Further hiring drive for 300 new technician roles to develop and build next generation EVs at JLR’s West Midlands, UK engineering and manufacturing sites

•	JLR partners with Wykes Engineering to develop one of UK’s largest second life battery energy storage schemes.

FINANCIALS

JLR continued its strong performance of recent quarters with another set of positive results as supply constraints continue to ease, enabling more vehicles to be delivered to clients. Revenue in Q2 FY24 was £6.9 billion, up 30% vs. Q2 FY23 and flat compared to Q1 FY24, impacted by the planned summer shutdowns. EBIT margin was positive 7.3%, up from 1.0% a year ago, but slightly down from 8.6% in the first quarter. The higher profitability year-on-year reflects favourable volume, mix, pricing, and foreign exchange revaluation offset partially by higher fixed marketing and selling costs.

LOOKING AHEAD

Looking ahead, production and wholesale volumes are expected to gradually increase in H2 FY24. The EBIT margin for FY24 is now expected to improve to around 8% compared to the 6% plus previously indicated. We continue to expect Free Cash Flow of over £2bn in FY24 with net debt reducing to less than c. £1bn by the end of FY24.

Adrian Mardell, JLR Chief Executive Officer, said:

“I am pleased to announce another strong quarter of financial and operational progress for JLR. We have delivered our best ever cashflow in the first half of this financial year and delivered another profitable quarter due to the strength of our financial performance. These results demonstrate the huge desirability of our modern luxury product portfolio and the skill of our hard-working teams who have increased production to ensure we can satisfy the substantial demand for our cars more quickly.”

Tata Motors Group Results Q2 FY24	November 2, 2023

TATA COMMERCIAL VEHICLES (TATA CV)

HIGHLIGHTS

•	Q2 FY24 revenue at ₹20.1KCr, (+22.3%), EBITDA 10.4% (+540 bps), EBIT 7.9% (+560 bps), PBT (bei) ₹1.5K Cr.

•	H1 FY24 revenue at ₹37.1KCr, (+13.4%), EBITDA 10.0% (+480 bps), EBIT 7.2% (+460 bps), PBT (bei) ₹2.5K Cr.

•	Double-digit EBITDA achieved.

•	Domestic CV market share (based on Vahan) at 39.7% in Q2 FY24, up from 39.1% in Q1 FY24. HGV+HMV 50.4%, MGV 37.6%, LGV 34.3%, Passenger 36.6%.

•	HGV+HMV market shares up 500bps qoq on superior performance of BS6 PH2 products. MGV market shares up 360bps qoq on better availability. Action plans underway to improve LGV market shares.

•	Achieved landmark of supplying 1000 e-Buses nationwide.

•	Delivered first of its kind hydrogen cell powered bus to Indian Oil, marking a giant stride forward in India’s quest for fully decarbonized long distance, urban mobility.

FINANCIALS

In Q2 FY24, domestic wholesale CV volumes were 99.3K units, up 6.0% yoy. Exports continued to remain subdued at 4.9K units, down 27% yoy because of weaker economic conditions in overseas markets. Revenues improved by 22.3% to ₹20.1KCr on account of improved mix and better market operating price. The business witnessed strong EBITDA and EBIT margins of 10.4% and 7.9% respectively in Q2 FY24 leading to a strong PBT (bei) of ₹1.5K Cr due to improved pricing, superior mix, and strong realizations.

LOOKING AHEAD

The overall CV industry continues to show healthy demand, as underlying fundamentals remain strong, despite some concerns over inflation and headwinds in rural demand. We will continue to focus on our demand-pull strategy and drive customer preference through superior product innovation, better service quality and thematic brand activation. With improving mix, strong execution of demand-pull strategy and new business models like Smart Mobility Solutions, digital offerings, and Non-Vehicular Business we aim to sustain our growth momentum and deliver double-digit EBITDA margins.

Girish Wagh, Executive Director Tata Motors Ltd said:

“The Indian commercial vehicles sector showed steady growth in Q2 FY24 aligned to the rise in economic activity. Our domestic sales grew 6% with more customers experiencing the benefits of lower ownership costs, smart value adds and richer features of our upgraded BS6 phase II range of vehicles. In M&HCV segment, we delivered 24% growth YoY aided by tailwinds from government’s sustained thrust on infrastructure development, robust demand for replacements, growth in core sectors, and continuing growth in the e-commerce sector. Concerted actions are underway to step up our competitive growth in the SCV segment. Going forward, with improvement in consumption, onset of festive season and range bound inflation, we expect these tailwinds to continue while closely monitoring any emerging headwinds in rural demand due to the below average rainfall.”

Tata Motors Group Results Q2 FY24	November 2, 2023

TATA PASSENGER VEHICLES (TATA PV)

HIGHLIGHTS

•	Q2 FY24 revenue at ₹12.2KCr, (-3.0%), EBITDA 6.5% (+110 bps), EBIT 1.8% (+140 bps), PBT (bei) ₹0.3 K Cr.

•	H1 revenue at ₹25.0KCr, (+3.8%), EBITDA 5.9% (+10 bps), EBIT 1.4% (+80 bps), PBT (bei) ₹0.5 K Cr.

•	VAHAN registration market share steady at 13.4 % in H1 FY24. EV registration market share at 73.4%.

•	EV penetration at 13%, CNG penetration at 14% in H1 FY24.

•	Launched new Nexon and Nexon.ev with premium design and best-in class tech features. Range of Nexon.ev extended to 465 kms.

•	Introduced twin cylinder iCNG technology in Tiago, Tigor, Punch enabling no compromise on boot space, best-in-class features and a superior drive experience.

•	Launched new avatars of Safari and Harrier, with significant design changes and addition of several futuristic technologies.

•	New Safari and Harrier got prestigious GNCAP 5-star rating for both adult and child occupant protection, with unique distinction of securing highest score by an Indian car.

•	TPEM introduced new brand identity “Tata.ev” for the EV business, embodying the core philosophy of “Move with Meaning,” unifying the values of sustainability, community, and technology.

FINANCIALS

It was a transition quarter for PV. The PV volumes were at 139.0K units (-2.7% yoy) as supplies of outgoing models were proactively managed to facilitate a smooth transition to their next gen versions. Revenues were lower 3.0% yoy at ₹12.2K. However, the EBITDA margins and EBIT margins improved by 110 bps and 140 bps yoy to 6.5% and 1.8% respectively. Despite lower volumes and adverse mix, margin improvement was led by strong savings in commodity costs. On a standalone basis, in Q2 PV (ICE) EBITDA margins were at 9.2% (+60 bps qoq). EV business EBITDA margins were at -5.0%, witnessing sharp improvement of 470 bps qoq.

LOOKING AHEAD

Overall, demand trends for PV and EV business look healthy with the onset of festive season, new product launches and strengthening electrification trend. We will continue to leverage our aspirational portfolio and alternate powertrains to drive up market shares and drive EV penetration further. A structured margin improvement program has been initiated to drive up our contribution margins. With these, the business is confident of delivering market beating growth and achieving its financial targets.

Shailesh Chandra, Managing Director TMPV and TPEM said:

“It was transition quarter for us as we proactively reduced our supplies of outgoing models to enable a smooth transition to their next gen avatars. This coupled with the fact that Q2 FY23 was our highest ever sales, resulted in us reporting a marginal decline in revenues by 3.0% this quarter. The EV business posted strong sales growth of 55% during the quarter. During Q2 FY24, we successfully extended our innovative twin-cylinder CNG offering to Tiago, Tigor and Punch and launched the new versions of Nexon and Nexon.ev to an overwhelming market response. Recently (in Q3 FY24), we have launched the new versions of Safari and Harrier which has been received excellent response too. With deliveries commencing of our exciting new generation products, we expect stepped up volumes and profitable growth in the second half of the year.”

Tata Motors Group Results Q2 FY24	November 2, 2023

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(CONSOLIDATED NUMBERS, IND AS)

FINANCE COSTS

Finance costs increased by ₹164 Cr to ₹2,652 Cr in Q2 FY24, owing to impact of interest rate increase.

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For Q2 FY24, net profit from joint ventures and associates amounted to ₹49 Cr compared with a profit of ₹106 Cr in Q2 FY23. Other income (excluding grants) was ₹807 Cr in Q2 FY24 versus ₹393 Cr in Q2 FY23.

FREE CASH FLOWS

Free cash flow (automotive) for Q2 FY24, was positive at ₹3.9K Cr driven by strong improvement in cash profits. Net automotive debt reduced to ₹38.7KCr.

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release – 3	November 2, 2023

Independent Auditors Report (Standalone)

B S R & Co. LLP

Chartered Accountants

8th floor, Business Plaza Westin Hotel Campus 36/3-B, Koregaon Park Annex Mundhwa Road, Ghorpadi Pune - 411 001, India	Telephone: +91 (20) 6747 7300 Fax: +91 (20) 6747 7100

Independent Auditor’s Report

To the Board of Directors of Tata Motors Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (“the Company”) for the quarter ended 30 September 2023 and the year-to-date results for the period from 1 April 2023 to 30 September 2023, (in which are included interim financial statements of a joint operation) attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, these standalone financial results:

a.	are presented in accordance with the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations in this regard; and

b.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards, and other accounting principles generally accepted in India, of the net profit and other comprehensive income and other financial information for the quarter ended 30 September 2023 as well as the year to date results for the period from 1 April 2023 to 30 September 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company, in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act, and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our opinion.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These quarterly financial results as well as the year to date standalone financial results have been prepared on the basis of the interim financial statements.

The Company’s Management and the Board of Directors are responsible for the preparation of these standalone financial results that give a true and fair view of the net profit/ loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. The respective Management and Board of Directors of the Company and its joint operation are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of each company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Registered Office:

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai - 400063

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

In preparing the standalone financial results, the respective Management and the Board of Directors are responsible for assessing each company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors are also responsible for overseeing the financial reporting process of each company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∎

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∎

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

∎

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures in the standalone financial results made by the Management and Board of Directors.

∎

Conclude on the appropriateness of the Management and Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∎

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance of the Company and such other entity included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

B S R & Co. LLP

Independent Auditor’s Report (Continued)

Tata Motors Limited

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No.:101248W/W-100022

Shiraz Vastani
Partner
Mumbai	Membership No.: 103334
02 November 2023	UDIN:23103334BGYMSR8821

News Release – 4	November 2, 2023

Audited Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2023

	Particulars	Quarter ended				Six months ended		Year ended
		September 30,		June 30,	September 30,	September 30,	September 30,	March 31,
		2023		2023	2022	2023	2022	2023

I.	Revenue from operations		Audited
	(a) Revenue		18,403.19	15,733.05	14,850.97	34,136.24	29,644.09	65,298.84
	(b) Other operating revenue		138.51	99.52	95.81	238.03	177.13	458.49
	Total revenue from operations (a)+(b)		18,541.70	15,832.57	14,946.78	34,374.27	29,821.22	65,757.33
II.	Other income (includes Government incentives)		579.81	299.08	195.06	878.89	405.83	820.94
III.	Total Income (I+II)		19,121.51	16,131.65	15,141.84	35,253.16	30,227.05	66,578.27
IV.	Expenses
	(a) Cost of materials consumed		11,492.58	10,943.39	9,674.40	22,435.97	20,200.25	42,226.81
	(b) Purchases of products for sale		1,840.87	1,889.39	1,513.01	3,730.26	3,168.96	6,561.32
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(9.06)	(1,395.71)	349.83	(1,404.77)	(569.40)	484.69
	(d) Employee benefits expense		1,085.94	1,064.47	964.43	2,150.41	2,027.28	4,021.63
	(e) Finance costs		471.48	411.74	549.35	883.22	1,078.15	2,047.51
	(f) Foreign exchange loss (net)		36.08	49.96	98.42	86.04	187.48	279.76
	(g) Depreciation and amortisation expense		509.00	495.91	446.13	1,004.91	869.11	1,766.86
	(h) Product development/engineering expenses		222.57	224.85	200.19	447.42	377.86	899.06
	(i) Other expenses		2,192.86	2,039.30	1,846.41	4,232.16	3,769.81	7,819.74
	(j) Amount transferred to capital and other accounts		(264.09)	(261.41)	(252.78)	(525.50)	(496.65)	(1,066.73)
	Total expenses (IV)		17,578.23	15,461.89	15,389.39	33,040.12	30,612.85	65,040.65
V.	Profit/(loss) before exceptional items and tax (III-IV)		1,543.28	669.76	(247.55)	2,213.04	(385.80)	1,537.62
VI.	Exceptional Items
	(a) Provision for employee pension scheme (Refer note 4)		44.70	646.37	—	691.07	—	—
	(b) Impairment of property, plant and equipment		81.32	—	—	81.32	—	—
	(c) Provision for Intangible assets under development		—	—	—	—	—	276.91
	(d) Provision for loan given to/cost of closure of subsidiary companies		—	—	4.04	—	4.11	4.55
	(e) Employee separation cost		—	1.58	—	1.58	1.36	1.36
VII.	Profit/(loss) before tax (V-VI)		1,417.26	21.81	(251.59)	1,439.07	(391.27)	1,254.80
VIII.	Tax expense/(credit) (net)
	(a) Current tax		18.77	20.08	13.94	38.85	29.63	81.60
	(b) Deferred tax		128.85	65.77	27.06	194.62	52.72	(1,554.93)
	Total tax expense/(credit) (net)		147.62	85.85	41.00	233.47	82.35	(1,473.33)
IX.	Profit/(loss) for the period after tax (VII-VIII)		1,269.64	(64.04)	(292.59)	1,205.60	(473.62)	2,728.13
X.	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit and loss		139.26	25.34	78.83	164.60	(158.74)	(195.55)
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		(1.46)	6.28	8.61	4.82	19.20	34.96
	(B) (i) Items that will be reclassified to profit and loss		10.94	33.15	(27.90)	44.09	(151.21)	(99.69)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(2.77)	(8.33)	7.02	(11.10)	22.89	9.93
	Total other comprehensive income/(loss), net of taxes		145.97	56.44	66.56	202.41	(267.86)	(250.35)
XI.	Total comprehensive income/(loss) for the period (IX+X)		1,415.61	(7.60)	(226.03)	1,408.01	(741.48)	2,477.78
XII.	Paid-up equity share capital (face value of ₹2 each)		766.21	766.05	765.98	766.21	765.98	766.02
XIII.	Reserves excluding revaluation reserve							21,703.83
XIV.	Earnings/(loss) per share (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic	₹	3.30	(0.17)	(0.76)	3.13	(1.23)	7.11
	(ii) Diluted	₹	3.30	(0.17)	(0.76)	3.13	(1.23)	7.11
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic	₹	3.40	(0.17)	(0.76)	3.23	(1.23)	7.21
	(ii) Diluted	₹	3.40	(0.17)	(0.76)	3.23	(1.23)	7.21
		Not annualised

Statement of Standalone Assets and Liabilities

		(₹ in crores)
	As at September 30,	As at March 31,
	2023	2023
	Audited
I. ASSETS
(1) Non-current assets
(a) Property, plant and equipment	11,590.09	11,707.87
(b) Capital work-in-progress	456.66	575.65
(c) Right of use assets	439.37	421.27
(d) Other intangible assets	2,383.40	2,413.18
(e) Intangible assets under development	512.05	509.30
(f) Financial assets
(i) Investments in subsidiaries, joint ventures and associates	28,059.83	27,976.80
(ii) Other investments	1,402.57	1,204.82
(iii) Loans and advances	105.23	114.40
(iv) Other financial assets	2,279.37	2,405.23
(g) Deferred tax assets (net)	1,274.59	1,477.26
(h) Non-current tax assets (net)	923.10	868.22
(i) Other non-current assets	468.21	596.82

	49,894.47	50,270.82

(2) Current assets
(a) Inventories	4,701.15	3,027.90
(b) Financial assets
(i) Investment in subsidiary (Refer note 7)	63.93	—
(ii) Investments measured at Fair value through profit and loss	1,796.92	3,142.96
(iii) Trade receivables	3,135.32	2,307.72
(iv) Cash and cash equivalents	2,115.20	1,121.43
(v) Bank balances other than (iv) above	96.32	293.22
(vi) Loans and advances	141.95	132.29
(vii) Other financial assets	254.12	255.25
(c) Other current assets	1,318.29	1,219.18

	13,623.20	11,499.95

TOTAL ASSETS	63,517.67	61,770.77

II. EQUITY AND LIABILITIES
Equity
(a) Equity share capital	766.21	766.02
(b) Other equity	22,370.57	21,703.83

	23,136.78	22,469.85

Liabilities
(1) Non-current liabilities
(a) Financial liabilities
(i) Borrowings	8,003.65	10,445.70
(ii) Lease liabilities	314.52	305.26
(iii) Other financial liabilities	279.81	414.44
(b) Provisions	1,744.53	1,588.75
(c) Deferred tax liabilities (net)	49.39	51.16
(d) Other non-current liabilities	790.19	692.08

	11,182.09	13,497.39

(2) Current liabilities
(a) Financial liabilities
(i) Borrowings	11,265.14	8,426.74
(ii) Lease liabilities	115.32	100.99
(iii) Trade payables
(a) Total outstanding dues of micro and small enterprises	139.83	114.67
(b) Total outstanding dues of creditors other than micro and small enterprises	8,437.86	7,047.93
(iv) Acceptances	5,335.63	5,839.39
(v) Other financial liabilities	896.32	1,300.18
(b) Provisions	1,055.22	408.89
(c) Current tax liabilities (net)	73.61	53.66
(d) Other current liabilities	1,879.87	2,511.08

	29,198.80	25,803.53

TOTAL EQUITY AND LIABILITIES	63,517.67	61,770.77

Statement of Standalone Cash Flows

(₹ in crores)

		Six months ended
		September 30,	September 30,
		2023	2022
		Audited
I	Cash flows from/(used in) operating activities:
	Profit/(Loss) for the period	1,205.60	(473.62)
	Adjustments for:
	Depreciation and amortisation expense	1,004.91	869.11
	Provision for employee pension scheme	691.07	—
	Impairment of property, plant and equipment	81.32	—
	Discounting of warranty and other provisions	(62.72)	—
	Allowance for trade receivables, loans and other receivables	61.15	27.56
	Inventory write down (net)	34.47	12.79
	Provision for loan given to/cost of closure of subsidiary companies	—	4.11
	Accrual for share-based payments	15.11	9.63
	Profit on sale of assets (net) (including assets scrapped / written off)	(16.47)	(24.47)
	Profit on sale of investments at FVTPL (net)	(33.76)	(33.37)
	Marked-to-market gain on investments measured at FVTPL	(2.29)	(0.74)
	Tax expense (net)	233.47	82.35
	Finance costs	883.22	1,078.15
	Interest income	(95.66)	(129.08)
	Dividend income	(618.84)	(103.28)
	Unrealized foreign exchange loss (net)	275.12	229.04

		2,450.10	2,021.80

	Cash flows from operating activities before changes in following assets and liabilities	3,655.70	1,548.18
	Trade receivables	(863.25)	(613.15)
	Loans and advances and other financial assets	(9.52)	5.32
	Other current and non-current assets	24.03	92.50
	Inventories	(1,707.72)	(688.92)
	Trade payables and acceptances	884.12	(1,891.02)
	Other current and non-current liabilities	(538.95)	(394.06)
	Other financial liabilities	(27.86)	(72.55)
	Provisions	116.61	(12.17)

	Cash generated from/(used in) operations	1,533.16	(2,025.87)
	Income tax paid (net)	(73.75)	(108.25)

	Net cash from/(used in) operating activities	1,459.41	(2,134.12)

II	Cash flows from investing activities:
	Payments for property, plant and equipments	(547.45)	(328.76)
	Payments for other intangible assets	(486.96)	(382.14)
	Proceeds from sale of property, plant and equipments	17.17	29.97
	Proceeds from sale of mutual fund units (net)	1,392.33	3,670.06
	Investments in Government securities	(10.24)	—
	Investments in subsidiary companies	(160.50)	(104.98)
	Loan given to subsidiary companies	(16.00)	—
	Redemption of preference shares in a subsidiary company	13.54	—
	Increase in short term inter corporate deposit	(9.50)	(15.00)
	Realisation of deposits with financial institution	—	600.00
	Deposits/restricted deposits with financial institution	—	(500.00)
	Deposits/restricted deposits with banks	(12.09)	(1.69)
	Realisation of deposits/restricted deposits with banks	210.00	75.00
	Interest received	61.18	97.36
	Dividend received	618.84	103.28

	Net cash from investing activities	1,070.32	3,243.10

III	Cash flows used in financing activities:
	Dividend paid	(770.02)	—
	Proceeds from issue of shares and share application pending allotment (net of issue expenses)	36.65	14.47
	Repayment of long-term borrowings	(3,460.63)	(2,158.33)
	Payment of Option Settlement of long term borrowings	(50.53)	(52.63)
	Repayment of short-term borrowings	—	(861.30)
	Net change in other short-term borrowings (with maturity up to three months)	3,769.05	2,068.37
	Repayment of lease liabilities (including interest)	(46.46)	(37.88)
	Interest paid [including discounting charges paid, ₹212.53 crores (September 30, 2022 ₹202.93 crores)]	(1,016.47)	(1,025.36)

	Net cash used in financing activities	(1,538.41)	(2,052.66)

	Net increase/(decrease) in cash and cash equivalents	991.32	(943.68)
	Cash and cash equivalents at the beginning of the period	1,121.43	2,450.23
	Effect of foreign exchange on cash and cash equivalents	2.45	2.58

	Cash and cash equivalents at the end of the period	2,115.20	1,509.13

	Non-cash transactions:
	Liability towards property, plant and equipment and other intangible assets purchased on credit/deferred credit	108.21	117.70
	Increase in liabilities arising from financing activities on account of non-cash transactions :
	Exchange differences	58.10	437.64
	Amortisation / effective interest rate adjustments of borrowings	29.80	5.00

Notes:

1)	The above results were reviewed and recommended by the Audit Committee on November 1, 2023 and approved by the Board of Directors at its meeting held on November 2, 2023.

2)

The above results include the Company’s proportionate share of income and expenditure in its Joint Operation, namely Tata Cummins Private Limited and its subsidiary. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid Joint Operation:

(₹ in crores)

Particulars		Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
		2023	2023	2022	2023	2022	2023
1	Revenue from operations	18,373.35	15,563.54	14,762.93	33,936.89	29,471.71	65,009.35
2	Profit/(loss) before tax	1,472.88	(55.10)	(311.08)	1,417.78	(401.77)	1,184.94
3	Profit/(loss) after tax	1,324.65	(107.22)	(326.22)	1,217.42	(443.98)	2,747.62

3)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at six months ended September 30, 2023:

Sr No	Particulars	Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
		2023	2023	2022	2023	2022	2023
		Audited
a)	Debt Equity Ratio (number of times) [Total Debt(i)/ Equity(ii)]	0.83	0.85	1.18	0.83	1.18	0.84
b)	Debt Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/(Interest on Borrowings + Repayment of Borrowings(iii))]	5.11	1.65	0.31	2.99	0.25	0.48
c)	Interest Service Coverage Ratio (number of times) (not annualised) [(Profit/(loss) before exceptional items and tax+Interest on Borrowings)/Interest on Borrowings]	5.39	3.25	0.44	4.41	0.54	1.98
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	211.34	211.34	411.14	211.34	411.14	211.34
f)	Net worth (₹ In crores)(iv)	23,136.78	22,481.94	19,230.39	23,136.78	19,230.39	22,469.85
g)	Net profit/(loss) for the period (₹ In crores)	1,269.64	(64.04)	(292.59)	1,205.60	(473.62)	2,728.13
h)	Earnings/(loss) per share (EPS)
	(a) Ordinary shares (face value of ₹ 2 each)
	(i) Basic (₹)	3.30	(0.17)	(0.76)	3.13	(1.23)	7.11
	(ii) Diluted (₹)	3.30	(0.17)	(0.76)	3.13	(1.23)	7.11
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic (₹)	3.40	(0.17)	(0.76)	3.23	(1.23)	7.21
	(ii) Diluted (₹)	3.40	(0.17)	(0.76)	3.23	(1.23)	7.21
		Not annualised
i)	Current ratio (number of times) [Current assets / Current liabilities]	0.47	0.44	0.48	0.47	0.48	0.45
j)	Long term debt to working capital (number of times) [Long Term Borrowings(v)/Working capital(vi)]	(0.69)	(0.69)	(1.53)	(0.69)	(1.53)	(1.13)
k)	Bad debts to Account receivable ratio (%) [Bad Debts(vii) / Average of Trade and Other Receivables(viii)]	—	—	—	—	0.07%	—
l)	Current liability ratio (number of times) [Current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings) / (Total liabilities)]	0.68	0.67	0.54	0.68	0.54	0.59
m)	Total debts to total assets (number of times) [(Non current borrowings + Current borrowings) / Total assets]	0.30	0.31	0.38	0.30	0.38	0.31
n)	Debtors turnover (number of times) (not annualised) [Revenue from operations / Average Trade receivables]	5.97	5.88	5.32	12.63	12.36	29.76
o)	Inventory turnover (number of times) (not annualised) [Raw material consumed(ix) / Average Inventory(x)]	2.81	2.93	2.52	6.41	5.62	14.61
p)	Operating margin (%) [(Profit/(loss) before tax +/(-) Exceptional Items + Foreign exchange loss (net) + Net Finance Charges + Depreciation and amortisation - Other Income (excluding incentives)) / Revenue from operations]	11.02%	8.80%	4.83%	10.00%	4.97%	7.79%
q)	Net profit margin (%) [Net profit after tax / Revenue from operations]	6.85%	(0.40%)	(1.96%)	3.51%	(1.59%)	4.15%
r)	Security cover ratio (number of times)[1] [Secured Assets(xi) / Secured Borrowings(xii)]	—	—	1.74	—	1.74	4.76

1

8.80% non-convertible debentures of face value of ₹1,000 crores, earlier secured by creating a pari passu charge on certain tangible fixed assets, right of use assets and capital work-in-progress, have been repaid during six months ended September 30, 2023. Hence, Security cover ratio is Nil as at September 30, 2023.

Notes:

i	Total debts includes non current and current borrowings

ii	Equity = Equity share capital + Other equity

iii

Repayment of borrowings includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

iv

Net Worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

v	Long term borrowings (including current portion of long term borrowings).

vi	Working capital = Current assets - Current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings).

vii	Bad debts is write off of trade and other receivables.

viii	Trade and other receivables includes Trade receivables, current and non-current loans and advances and other current and non-current assets.

ix	Raw material consumed includes Cost of materials consumed, Purchases of products for sale and Changes in inventories of finished goods, work-in-progress and products for sale.

x	Inventory includes raw materials and components, work-in-progress, finished goods, stores and spare parts, consumable tools and goods-in-transit - raw materials and components.

xi	Secured assets include written down value of secured assets and fixed deposits under lien.

xii	Secured borrowings include 8.80% non-convertible debentures and term loans from financial institutions.

4)

Tata Motors Limited is amongst the very few companies in India that has its own exempted Pension fund. In the past few years there have been multiple developments on this front. The Company in year 2019 had made an application to surrender the said Pension fund w.e.f October 1, 2019. However, the process of concluding the surrender has not yet happened. The Company incurred losses for three consecutive years (during FY 2019-20, 2020-21 & 2021-22), thereby calling for an automatic cancellation/withdrawal of pension fund exemption status. On November 4, 2022, the Hon’ble Supreme Court also ruled that those who were members of a statutory pension fund as on September 1, 2014, can exercise a joint option with their employer to contribute to their Pension fund beyond the statutory limit and be eligible to draw their pension calculated based on last 5 years average salary. The Company has received various representations from its employees (past and present) to extend the said pension benefits to them as well. To continue to serve the best interests of all stakeholders and to seek a finality on this matter and avoid long drawn litigation, after careful consideration, the Company has accepted and approved the joint options on the Employees Provident Fund Organisation (EPFO) portal, along with a communication to the EPFO that the Company shall fund the additional liability estimated through actuarial valuation. Accordingly, a provision of ₹44.70 crores and ₹691.07 crores has been made during the quarter and six months ended September 30, 2023 respectively, which has been disclosed as an Exceptional item. EPFO, however, has returned all the applications approved by the Company. The Company has filed a writ petition with Hon’ble Delhi High Court for seeking directions to EPFO to immediately start administering TML’s Pension Fund and not to reject the joint applications. The trade unions have also jointly filed another petition for expediting the transfer of pension fund corpus and accepting the joint applications of the employees for pension on higher salary. The High Court has issued notice to both the Ministry of Labour and EPFO.

5)

The Board of Directors has, at its meeting held on July 25, 2023, approved (subject to inter alia the requisite National Company Law Tribunal (NCLT), regulatory and other approvals) a Scheme of Arrangement under Section 230-232 of the Companies Act, 2013, between Tata Motors Limited and its shareholders and creditors for reduction through cancellation of the “A” Ordinary shares and the payment of consideration for such reduction through the issuance of New Ordinary shares of the Company, in the manner contemplated in the Scheme of Arrangement. Expenses of ₹27.74 crores related to this scheme are recorded in retained earnings.

6)

During the six months ended September 30, 2023, provision of ₹113.96 crores has been reversed towards certain Indirect taxes matters under litigation for FY 2002 to FY 2006, which is netted off in other expenses.

7)

Investment in subsidiary classified under current financial assets includes partial stake (21.3%) in Tata Technologies Limited (TTL) held by the Company. Out of the above, on October 13, 2023, the Company has signed share purchase agreement to sell 9.9% stake in TTL for an aggregate consideration of ₹1,613.70 crores. The agreement is with TPG Rise climate SF Pte Ltd and Ratan Tata Endowment Foundation for purchasing 9% and 0.9%, respectively. Following the completion of this transaction, the Company’s stake in TTL has been reduced to 64.79%.

8)

On October 19, 2023, the Company has signed Securities Subscription Agreement (SSA) and a Shareholders Agreement (SHA) for the acquisition of 26.79% stake in Freight Commerce Solutions Private Limited ‘Freight Tiger’ for a consideration of ₹150 crores. Freight Tiger is a digital platform that provides end-to-end logistics value chain solutions for cargo movement in the country. The SSA also includes a provision enabling Tata Motors to further invest over the next two years, at the then prevailing market value.

9)

On October 30, 2023, Arbitration Tribunal has made an award in the arbitral proceedings pertaining to the capital investments made in the Singur project site in favour of Tata Motors Limited and has directed the respondent West Bengal Industrial Development Corporation (WBIDC) to pay compensation of ₹765.78 crores with interest thereon @11% p.a. from September 1, 2016 till actual recovery plus a ₹1.00 crore towards cost of the proceedings. The total amount as at September 30, 2023 is ₹1,363.45 crores. This event does not require any adjustment to the financial results as at September 30, 2023.

10)	The Statutory Auditors have carried an audit of the above results for the quarter and six months ended September 30, 2023 and have issued an unmodified opinion on the same.

Tata Motors Limited

Girish Wagh
Mumbai, November 2, 2023	Executive Director

News Release – 5	November 2, 2023

Independent Auditors Limited Review Report (Unaudited Consolidated)

B S R & Co. LLP Chartered Accountants 8th floor, Business Plaza Westin Hotel Campus 36/3-B, Koregaon Park Annex Mundhwa Road, Ghorpadi Pune - 411 001, India	Telephone: +91 (20) 6747 7300 Fax: +91 (20) 6747 7100

Limited Review Report on unaudited consolidated financial results of Tata Motors Limited for the quarter ended 30 September 2023 and year to date results for the period from 1 April 2023 to 30 September 2023 pursuant to Regulation 33 and Regulation 52(4) read with Regulation 63 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To the Board of Directors of Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (hereinafter referred to as “the Parent”), and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”) and its share of the net profit after tax and total comprehensive income of its associates and joint ventures for the quarter ended 30 September 2023 and year to date results for the period from 1 April 2023 to 30 September 2023 (“the Statement”) (in which are included interim financial statements/financial results/financial information of two joint operations), being submitted by the Parent pursuant to the requirements of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure I to the Statement.

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of the other auditors referred to in paragraph 6 and 8 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 and Regulation 52(4) read with Regulation 63 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai - 400063

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

6.

We did not review the interim financial statements /financial information/ financial results of two subsidiaries and 55 step-down subsidiaries included in the Statement, whose interim financial statements /financial information/ financial results reflects total assets (before consolidation adjustments) of Rs.2,87,721.69 crores as at 30 September 2023 and total revenues (before consolidation adjustments) of Rs. 74,181.43 crores and Rs. 1,47,791.08 crores, total net profit after tax (before consolidation adjustments) (net) of Rs. 2,981.52 crores and Rs. 6,296.81 crores and total comprehensive income/(loss) (before consolidation adjustments) (net) of (Rs. 45.49 crores) and Rs. 8,630.51 crores , for the quarter ended 30 September 2023 and for the period from 1 April 2023 to 30 September 2023 respectively, and cash in-flows (before consolidation adjustments) of Rs. 5,168.91 crores for the period from 1 April 2023 to 30 September 2023. as considered in the Statement. The Statement also include the Group’s share of net profit/(loss) after tax of (Rs. 22.02 crores) and Rs. 124.06 crores and total comprehensive income / loss of (Rs. 22.02 crores) and Rs. 124.06 crores, for the quarter ended 30 September 2023 and for the period from 1 April 2023 to 30 September 2023 respectively as considered in the Statement, in respect of three associates and two joint ventures, whose interim financial statements / interim financial information/ interim financial results have not been reviewed by us. These interim financial statements / interim financial information/ interim financial results have been reviewed/audited by other auditors whose reports have been furnished to us by the Parent’s management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries/ step-down subsidiaries/ associates/ joint ventures, is based solely on the reports of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Two of these step-down subsidiaries are located outside India whose interim financial statements/financial information/financial results/financial statements have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed by other auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted the interim financial statements/financial information/financial results/financial statements of such step-down subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to the balances and affairs of such step-down subsidiaries located outside India is based on the reports of other auditors and the conversion adjustments prepared by the management of the Parent and reviewed by us.

Our conclusion is not modified in respect of this matter.

7.

The Statement includes the interim financial statements /financial information/ financial results of seven subsidiaries and eight step-down subsidiaries which have not been reviewed, whose interim financial statements /financial information/ financial results reflect total assets (before consolidation adjustments) of Rs. 3,215.68 crores as at 30 September 2023 and total revenues (before consolidation adjustments) of Rs. 645.52 crores and Rs. 996.63 crores , total net loss after tax (before consolidation adjustments) (net) of Rs. 9.64 crores and Rs. 17.26 crores and total comprehensive loss (before consolidation adjustments) (net) of Rs. 9.54 crores and Rs. 17.16 crores, for the quarter ended 30 September 2023 and for the period from 1 April 2023 to 30 September 2023 respectively, and cash outflows (before consolidation adjustments) (net) of Rs. 3,372.37 crores for the period from 1 April 2023 to 30 September 2023. as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 67.61 crores and Rs. 127.98 crores and total comprehensive income of Rs. 67.61 crores and Rs. 127.98 crores, for the quarter ended 30 September 2023 and for the period from 1 April 2023 to 30 September 2023 respectively as considered in the Statement, in respect of four associates and one joint venture, based on their interim financial statements /financial information/ financial results which have not been reviewed. According to the information and explanations given to us by the Parent’s management, these interim financial statements /financial information/ financial results are not material to the Group.

Our conclusion is not modified in respect of this matter.

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

8.

We did not review the interim financial statements/financial information/financial results of one joint operation included in the Statement, whose results reflect total assets (before consolidation adjustments) of Rs. 9,453.13 crores as at 30 September 2023 and total revenues (before consolidation adjustments) of Rs. 4,444.74 crores and Rs. 9,646.41 crores, total net profit after tax (before consolidation adjustments) of Rs. 102.55 crores and Rs. 280.47 crores and total comprehensive income/ (before consolidation adjustments) of Rs. 102.50 crores and Rs. 280.59 crores, for the quarter ended 30 September 2023 and for the period from 1 April 2023 to 30 September 2023 respectively, and cash outflows (before consolidation adjustments) of Rs. 177.33 crores for the period from 1 April 2023 to 30 September 2023, as considered in the statement. The interim financial statements/financial information/financial results of this joint operation has been reviewed by other auditor whose report has been fursnished to us by the Parent’s Management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

Our conclusion is not modified in respect of this matter.

For B S R & Co. LLP

Chartered Accountants

Firm’s Registration No.:101248W/W-100022

Shiraz Vastani

Partner

Mumbai	Membership No.: 103334
02 November 2023	UDIN:23103334BGYMSS1565

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

Annexure I

List of entities included in unaudited consolidated financial results.

Sr. No	Name of component	Relationship

1	TML Business Services Limited	Subsidiary

2	Tata Technologies Limited	Subsidiary

3	Tata Motors Body Solutions Limited (Name changed from Tata Morcopolo Motors Limited with effect from 30 December 2022)	Subsidiary

4	TMF Holding Limited	Subsidiary

5	Tata Motors Insurance Broking and Advisory Services Limited	Subsidiary

6	Jaguar Land Rover Technology and Business Services India Private Limited (Name changed from JT Special Vehicles Pvt. Limited with effect from April 12, 2022)	Subsidiary

7	Tata Hispano Motors Carrocera S.A	Subsidiary

8	TML Holdings Pte, Ltd; Singapore	Subsidiary

9	Tata Precision Industries Pte Ltd	Subsidiary

10	Tata Hispano Motors Carrocerries Maghreb SA	Subsidiary

11	Brabo Robotics and Automation Limited	Subsidiary

12	Tata Motors Passenger Vehicles Limited	Subsidiary

13	TML CV Mobility Solutions Limited	Subsidiary

14	Tata Passenger Electric Mobility Ltd.	Subsidiary

15	TML Smart City Mobility Solutions Limited	Subsidiary

16	Trilix S.R.L	Step down Subsidiary

17	Jaguar Land Rover India Limited	Step down subsidiary

18	Tata Motors Finance Solutions Limited	Step down subsidiary

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

19	Tata Daewoo Commercial Vehicle Co Ltd	Step down subsidiary

20	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	Step down subsidiary

21	Tata Motors (Thailand) Ltd	Step down subsidiary

22	Tata Motors (SA) (Propreitary) Ltd	Step down subsidiary

23	P.T. Tata Motors Indonesia	Step down subsidiary

24	Jaguar Land Rover Automotive PLC	Step down subsidiary

25	PT Tata Motors Distribusi Indonesia	Step down subsidiary

26	Jaguar Land Rover France SAS	Step down subsidiary

27	Jaguar Land Rover Italia SPA	Step down subsidiary

28	Jaguar Land Rover Portugal Veiculos e Pecas Lda	Step down subsidiary

29	Jaguar Land Rover Espana SL	Step down subsidiary

30	Jaguar Land Rover Deustcheland GmbH	Step down subsidiary

31	Jaguar Land Rover Austria GmbH	Step down subsidiary

32	Jaguar Land Rover Australia Pty Limited	Step down subsidiary

33	Jaguar Land Rover Japan Limited	Step down subsidiary

34	Jaguar Land Rover Canada ULC	Step down subsidiary

35	Jaguar Land Rover Belux NV	Step down subsidiary

36	Jaguar Land Rover Nederland BV	Step down subsidiary

37	Jaguar Land Rover (South Africa) (Pty) Ltd	Step down subsidiary

38	JLR Nominee Company Limited	Step down subsidiary

39	Jaguar Land Rover (South Africa) Holdings Limited	Step down subsidiary

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

40	Jaguar Cars Limited	Step down subsidiary

41	Jaguar Cars (South Africa) (Pty) Ltd	Step down subsidiary

42	S S Cars Limited	Step down subsidiary

43	Daimler Transport Vehicles Limited	Step down subsidiary

44	Jaguar Land Rover North America LLC	Step down subsidiary

45	Jaguar Land Rover Holdings Limited	Step down subsidiary

46	Jaguar Land Rover Limited	Step down subsidiary

47	Land Rover Exports Limited	Step down subsidiary

48	The Lanchester Motor Company Limited	Step down subsidiary

49	The Daimler Motor Company Limited	Step down subsidiary

50	Jaguar Land Rover Korea Company Limited	Step down subsidiary

51	Jaguar land rover (China) Investment Co. Limited	Step down subsidiary

52	Jaguar e Land rover Brasil Industria e Comercio de veiculos LTDA	Step down subsidiary

53	Limited Liability Company “Jaguar land rover” (Russia)	Step down subsidiary

54	Land Rover Ireland Limited	Step down subsidiary

55	Shanghai Jaguar Land Rover Automotive Services Company Limited	Step down subsidiary

56	Jaguar Land Rover Pension Trustees Limited	Step down subsidiary

57	Jaguar Land Rover Slovakia S.R.O	Step down subsidiary

58	Jaguar Land Rover Singapore Pte. Ltd.	Step down subsidiary

59	Jaguar Racing Limited	Step down subsidiary

60	Inmotion Ventures Limited	Step down subsidiary

61	Inmotion Ventures 2 Limited	Step down subsidiary

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

62	Inmotion Ventures 3 Limited	Step down subsidiary

63	Jaguar Land Rover Columbia S.A.S	Step down subsidiary

64	Tata Technologies Inc.	Step down subsidiary

65	Tata Technologies De Mexico, S.A. de C.V.	Step down subsidiary

66	Tata Technologies Pte Limited	Step down subsidiary

67	Tata Technologies (Thailand) Limited	Step down subsidiary

68	Tata Technologies Europe limited	Step down subsidiary

69	Incat International PLC	Step down subsidiary

70	Tata Technologies GmBH	Step down subsidiary

71	Cambric Limited	Step down subsidiary

72	Tata Technlogies SRL Romania	Step down subsidiary

73	Tata Manufacturing Technologies (Shanghai) Limited	Step down subsidiary

74	Tata Technologies Nordics AB	Step down subsidiary

75	Tata Motors Finance Limited	Step down subsidiary

76	Tata Motors European Technical Centre PLC	Step down subsidiary

77	Jaguar Land Rover Ireland (Services) Limited	Step down subsidiary

78	Jaguar Land Rover Mexico, SAPi de CV - Mexico	Step down subsidiary

79	Jaguar Land Rover Servicios Mexico, S.A. de C.V. - Mexico	Step down subsidiary

80	Jaguar Land Rover Taiwan Company LTD	Step down subsidiary

81	Jaguar Land Rover Hungary KFT	Step down subsidiary

82	Jaguar Land Rover Classic USA LLC	Step down subsidiary

83	Jaguar Land Rover Classic Deutschland GmbH	Step down subsidiary

B S R & Co. LLP

Limited Review Report (Continued)

Tata Motors Limited

84	Jaguar Land Rover Ventures Ltd	Step down subsidiary

85	Jaguar Land Rover (Ningbo) Trading Co. Limited	Step down subsidiary

86	Bowler Motors Limited	Step down subsidiary

87	In-Car Ventures Limited	Step down subsidiary

88	Tata Cumins Private Limited	Joint Operation

89	Fiat India Automobiles Private Limited	Joint Operation

90	Nita Company Ltd	Associate

91	Jaguar Cars Finance Limited	Associate

92	Automobile Corporation of Goa Limited	Associate

93	Tata Hitachi Construction Machinery Company Private Limited	Associate

94	Tata Precision Industries (India) Limited	Associate

95	Tata Autocomp Systems Limited	Associate

96	Inchcape JLR Europe Limited	Associate

97	Chery Jaguar Land Rover Automotive Company Ltd	Joint Venture

98	Loginomic Tech Solutions Limited	Joint Venture

99	Jaguar Land Rover Schweiz AG	Joint Venture

100	Sertec Corporation	Associate

101	TML Smart City Mobility Solutions (J&K) Private Limited (Incorporated with effect from 13 October 2022)	Step down subsidiary

102	Incat International PLC 2000 Trust (UK ESOP Trust)	Step down subsidiary

103	Tata Technologies Limited- Employee Stock Option Trust (TTL ESOP Trust)	Step down subsidiary

104	TCPL Green Energy Solutions Private Limited	Step down subsdiary of Joint Operation

News Release – 6	November 2, 2023

Unaudited Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2023

		Quarter ended				Six months ended		Year ended
		September 30,		June 30,	September 30,	September 30,		March 31,
		2023		2023	2022	2023	2022	2023
	Particulars	Unaudited						Audited
	Revenue from operations
I	(a) Revenue		104,443.06	101,528.49	78,846.92	205,971.55	150,074.68	342,874.59
	(b) Other operating revenues		685.18	707.59	764.45	1,392.77	1,471.35	3,092.38
	Total revenue from operations (a)+(b)		105,128.24	102,236.08	79,611.37	207,364.32	151,546.03	345,966.97
II	Other income (includes government incentives)		1,630.74	1,360.54	1,038.51	2,991.28	1,925.87	4,633.18
III	Total Income (I + II)		106,758.98	103,596.62	80,649.88	210,355.60	153,471.90	350,600.15
IV	Expenses
	(a) Cost of materials consumed		57,985.15	62,479.16	48,040.20	120,464.31	95,376.50	208,944.31
	(b) Purchase of products for sale		3,928.54	7,607.08	5,324.32	11,535.62	10,587.96	22,306.95
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		4,996.01	(6,302.79)	(769.53)	(1,306.78)	(5,147.74)	(4,781.62)
	(d) Employee benefits expense		10,098.94	9,851.77	7,897.92	19,950.71	15,684.28	33,654.70
	(e) Finance costs		2,651.69	2,615.39	2,487.26	5,267.08	4,907.98	10,225.48
	(f) Compulsorily convertible preference share measured at fair value		49.80	—	—	49.80	—	13.75
	(g) Foreign exchange (gain)/loss (net)		(92.81)	341.81	623.93	249.00	1,391.71	(103.88)
	(h) Depreciation and amortisation expense		6,636.42	6,633.18	5,897.34	13,269.60	11,738.38	24,860.36
	(i) Product development/engineering expenses		2,550.56	2,413.68	2,521.57	4,964.24	5,213.47	10,661.96
	(j) Other expenses		18,541.70	18,564.35	14,541.73	37,106.05	28,375.58	61,785.96
	(k) Amount transferred to capital and other account		(6,696.59)	(5,936.70)	(4,141.08)	(12,633.29)	(7,920.77)	(18,434.84)
	Total expenses (IV)		100,649.41	98,266.93	82,423.66	198,916.34	160,207.35	349,133.13
V	Profit/(loss) before exceptional items and tax (III-IV)		6,109.57	5,329.69	(1,773.78)	11,439.26	(6,735.45)	1,467.02
VI	Exceptional Items
	(a) Defined benefit pension plan amendment past service cost (refer note 6)		—	—	—	—	(1,495.07)	(1,495.07)
	(b) Employee separation cost		0.38	1.59	—	1.97	1.45	1.45
	(c) Provision/(reversal) for tangible/intangible assets (including under development)		81.32	—	(46.95)	81.32	(46.95)	229.96
	(d) Reversal for onerous contracts and related supplier claims		—	—	(61.03)	—	(61.03)	(61.03)
	(e) Reversal of Impairment in subsidiaries (refer note 7)		—	—	(214.39)	—	(214.39)	(214.39)
	(f) Cost/(reversal) of provision for purchase of passenger vehicle undertaking		(1.16)	(6.39)	9.00	(7.55)	9.00	9.00
	(g) Cost of demerger between subsidiaries of vehicle financing business		—	38.49	—	38.49	—	—
	(h) Provision for employee pension scheme (refer note 3)		44.70	646.37	—	691.07	—	—
	(i) Others		(1.55)	(3.08)	0.74	(4.63)	0.74	(60.45)
VII	Profit/(loss) before tax (V-VI)		5,985.88	4,652.71	(1,461.15)	10,638.59	(4,929.20)	3,057.55
VIII	Tax expense/(credit) (net)
	(a) Current tax		1,114.84	1,358.08	716.19	2,472.92	1,315.45	3,258.35
	(b) Deferred tax		1,088.00	204.93	(1,173.27)	1,292.93	(253.57)	(2,554.29)
	Total tax expense/(credit) (net)		2,202.84	1,563.01	(457.08)	3,765.85	1,061.88	704.06
IX	Profit/(loss) for the period (VII-VIII)		3,783.04	3,089.70	(1,004.07)	6,872.74	(5,991.08)	2,353.49
X	Share of profit of joint ventures and associates (net)		49.04	210.95	105.72	259.99	141.76	336.38
XI	Profit/(Loss) for the period (IX + X)		3,832.08	3,300.65	(898.35)	7,132.73	(5,849.32)	2,689.87
	Attributable to:
	(a) Shareholders of the Company		3,764.00	3,202.80	(944.61)	6,966.80	(5,951.21)	2,414.29
	(b) Non-controlling interests		68.08	97.85	46.26	165.93	101.89	275.58
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss (refer note 6)		170.04	(1,325.68)	584.12	(1,155.64)	3,998.98	(329.36)
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		(6.76)	346.75	(112.61)	339.99	(1,021.56)	73.53
	(B) (i) Items that will be reclassified to profit or loss		(4,594.67)	7,008.31	(8,463.96)	2,413.64	(15,905.51)	(478.44)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		708.32	(223.76)	(1,407.18)	484.56	164.37	(1,181.06)
	Total other comprehensive income/(loss)		(3,723.07)	5,805.62	(9,399.63)	2,082.55	(12,763.72)	(1,915.33)
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		109.01	9,106.27	(10,297.98)	9,215.28	(18,613.04)	774.54
	Attributable to:
	(a) Shareholders of the Company		46.69	8,999.95	(10,335.77)	9,046.64	(18,703.26)	479.20
	(b) Non-controlling interests		62.32	106.32	37.79	168.64	90.22	295.34
XIV	Paid-up equity share capital (face value of ₹2 each)		766.21	766.05	765.98	766.21	765.98	766.02
XV	Reserves excluding revaluation reserves							44,555.77
XVI	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	9.81	8.35	(2.47)	18.18	(15.54)	6.29
	(b) Diluted EPS	₹	9.80	8.34	(2.47)	18.16	(15.54)	6.29
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	9.91	8.45	(2.47)	18.28	(15.54)	6.39
	(b) Diluted EPS	₹	9.90	8.44	(2.47)	18.26	(15.54)	6.39
			Not annualised

Statement of Consolidated Unaudited Assets and Liabilities

		(₹ in crores)
	As at September 30,	As at March 31,
	2023	2023
	Unaudited	Audited
I. ASSETS
(1) Non-current assets
(a) Property, plant and equipment	73,300.99	76,641.43
(b) Capital work-in-progress	9,090.68	5,219.87
(c) Right of use assets	7,737.03	7,801.04
(d) Goodwill	843.85	840.60
(e) Other intangible assets	42,610.52	46,796.69
(f) Intangible assets under development	15,653.07	9,054.63
(g) Investment in equity accounted investees	4,734.01	4,675.66
(h) Financial assets:
(i) Other investments	3,155.00	2,865.19
(ii) Finance receivables	5,744.77	7,416.41
(iii) Loans and advances	778.96	870.65
(iv) Other financial assets	6,065.13	7,027.66
(i) Deferred tax assets (net)	5,072.97	5,184.67
(j) Non-current tax assets (net)	1,680.02	1,556.36
(k) Other non-current assets	8,585.98	8,602.05

	185,052.98	184,552.91

(2) Current assets
(a) Inventories	45,987.00	40,755.39
(b) Financial assets:
(i) Other investments	17,887.22	18,838.31
(ii) Trade receivables	17,094.33	15,737.97
(iii) Cash and cash equivalents	34,140.21	31,886.95
(iv) Bank balances other than (iii) above	6,413.96	5,128.61
(v) Finance receivables	22,391.41	23,417.31
(vi) Loans and advances	2,536.83	2,302.84
(vii) Other financial assets	4,642.79	2,786.72
(c) Current tax assets (net)	106.92	259.26
(d) Other current assets	10,039.19	9,587.33

	161,239.86	150,700.69

(3) Assets classified as held-for-sale	709.10	827.78

TOTAL ASSETS	347,001.94	336,081.38

II. EQUITY AND LIABILITIES
(1) Equity
(a) Equity share capital	766.21	766.02
(b) Other equity	52,876.68	44,555.77

Equity attributable to owners of Tata Motors Limited	53,642.89	45,321.79
Non-controlling interests	7,237.83	7,277.72

	60,880.72	52,599.51

Liabilities
(2) Non-current liabilities
(a) Financial liabilities:
(i) Borrowings	80,870.12	88,695.81
(ii) Lease liabilities	7,461.74	7,568.49
(iii) Other financial liabilities	6,517.58	8,322.47
(b) Provisions	14,536.00	13,196.53
(c) Deferred tax liabilities (net)	1,904.27	1,406.95
(d) Other non-current liabilities	10,594.40	9,264.29

	121,884.11	128,454.54

(3) Current liabilities
(a) Financial liabilities:
(i) Borrowings	38,598.38	36,964.66
(ii) Lease liabilities	934.06	884.48
(iii) Trade payables
(a) Total outstanding dues of micro and small enterprises	331.19	316.01
(b) Total outstanding dues of creditors other than micro and small enterprises	73,512.91	71,739.76
(iv) Acceptances	6,830.93	7,195.99
(v) Other financial liabilities	15,956.13	13,828.58
(b) Provisions	12,571.94	11,810.66
(c) Current tax liabilities (net)	1,590.46	1,254.19
(d) Other current liabilities	13,911.11	11,033.00

	164,237.11	155,027.33

TOTAL EQUITY AND LIABILITIES	347,001.94	336,081.38

Statement of Consolidated Unaudited Cash Flows

	(₹ in crores)
	For six months ended September 30,
	2023	2022
Cash flows from operating activities:
Profit/(Loss) for the year	7,132.73	(5,849.32)
Adjustments for:
Depreciation and amortisation expense	13,269.60	11,738.38
Allowances for finance receivables	422.27	670.82
Allowances for trade and other receivables	140.43	6.13
Inventory write-(back)/down (net)	526.15	208.58
Provision for employee pension scheme	691.07	—
Provision/(reversal) for tangible/intangible assets (including under development)	81.32	(46.95)
Reversal of Impairment in subsidiaries	—	(214.39)
Reversal for onerous contracts and related supplier claims	—	(61.03)
Defined benefit pension plan amendment past service cost	—	(1,495.07)
Discounting of warranty and other provisions	(74.57)	—
Cost/(reversal) of provision for purchase of passenger vehicle undertaking	(7.55)	9.00
Other exceptional items	(4.63)	—
Accrual for share-based payments	22.93	9.63
Marked-to-market gain on investments measured at fair value through profit or loss	(51.91)	(118.23)
Loss on sale of assets (including assets scrapped/written off) (net)	227.92	24.10
Profit on sale of investments (net)	(132.31)	(113.20)
Cost of demerger between subsidiaries of vehicle financing business	38.49	—
Share of profit of joint ventures and associates (net)	(259.99)	(141.76)
Tax expense (net)	3,765.85	1,061.88
Finance costs and Compulsory convertible preference share measured at Fair value	5,316.88	4,907.98
Interest income	(1,217.48)	(446.06)
Dividend income	(46.25)	(46.09)
Unrealised Foreign exchange (gain)/loss (net)	(551.07)	4,132.89

Cash flows from operating activities before changes in following assets and liabilities	29,289.88	14,237.29
Finance receivables	2,223.00	(572.42)
Trade receivables	(1,335.53)	(679.36)
Loans and advances and other financial assets	(1,377.09)	(828.99)
Other current and non-current assets	(812.58)	(973.21)
Inventories	(5,761.64)	(5,801.29)
Trade payables and acceptances	1,686.11	(2,938.22)
Other current and non-current liabilities	4,356.99	(643.24)
Other financial liabilities	902.46	257.28
Provisions	(176.04)	203.01
Cash from operations	28,995.56	2,260.85
Income tax paid (net)	(1,749.13)	(1,610.60)

Net cash from operating activities	27,246.43	650.25

Cash flows from investing activities:
Payments for property, plant and equipments	(5,499.06)	(3,401.56)
Payments for other intangible assets	(8,639.21)	(3,356.39)
Proceeds from sale of property, plant and equipments	90.76	91.11
Loan given to a related party	(206.76)	—
Repayment of Loan given to a related party	206.76	—
Income tax paid on proposed acquisition of assets	—	(55.27)
Investments in mutual fund sold (net)	1,244.94	6,334.12
Disposal of subsidiaries (net of cash disposed)	107.65	19.10
Investment in government securities	(2,196.09)	(1,108.67)
Investments-others	(34.41)	—
Proceeds from sale of investments in other companies	25.24	39.00
Proceeds from sale of investments in government securities	2,210.00	1,128.00
Interest received	1,084.69	370.52
Purchase of other assets with a view to resale	—	(229.14)
Dividend received	46.25	46.09
Dividend received from equity accounted investees	47.25	20.93
Deposit/restricted deposits with financial institution	(168.82)	(1,523.45)
Realisation of deposit with financial institution	356.86	1,173.45
Deposits/restricted deposits with banks	(3,893.41)	(3,276.41)
Realisation of deposits/restricted deposits with banks	3,580.66	3,852.10

Net cash (used in) / from investing activities	(11,636.70)	123.53

Cash flows from financing activities:
Proceeds from issue of shares and share application pending allotment (net of issue expenses)	36.65	14.47
Buy back of stake from minority shareholders	—	(295.92)
Proceeds from long-term borrowings	2,381.93	9,183.41
Repayment of long-term borrowings	(12,211.29)	(8,737.18)
Payment for option settlement of long term borrowings	(49.75)	(52.63)
Proceeds from short-term borrowings	4,097.40	14,375.21
Repayment of short-term borrowings	(4,702.33)	(16,611.14)
Net change in other short-term borrowings (with maturity up to three months)	3,943.71	(1,300.22)
Distribution to minority shareholder	(201.05)	(51.39)
Repayment of lease liability (including interest)	(820.27)	(705.97)
Dividend paid	(770.02)	—
Payment for acquisition of minority stake of subsidiary	—	(99.50)
Proceeds from issuance of perpetual debt instrument classified as equity by a subsidiary (net)	—	353.38
Interest paid [including discounting charges paid ₹472.14 crores (September 30, 2022 ₹337.78 crores)]	(4,655.15)	(4,263.93)

Net cash used in financing activities	(12,950.17)	(8,191.41)

Net increase/ (decrease) in cash and cash equivalents	2,659.56	(7,417.63)
Cash and cash equivalents as at April 1, (opening balance)	31,886.95	38,159.01
Effect of foreign exchange on cash and cash equivalents	(406.30)	(152.15)

Cash and cash equivalents as at September 30, (closing balance)	34,140.21	30,589.23

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	5,427.53	4,265.09

Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
Exchange differences	(88.06)	(376.67)
Amortisation of prepaid discounting charges	400.35	281.78

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive business. The automotive business includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts, accessories and services. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b)	Others: Others consist of IT services and Insurance Broking services.

Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

	Particulars	Quarter ended			Six month ended		(₹ in crores) Year ended
		September 30,	June 30,	September 30,	September 30,		March 31,
		2023	2023	2022	2023	2022	2023
		Unaudited					Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	20,086.68	16,991.25	16,420.40	37,077.93	32,690.21	70,815.85
	(b) Passenger Vehicle	12,173.54	12,839.03	12,547.27	25,012.57	24,103.59	47,867.83
	(c) Corporate/Unallocable	148.91	110.48	48.38	259.39	166.12	360.21
	- Vehicle Financing	1,054.21	1,061.30	1,286.26	2,115.51	2,383.94	4,595.24
	- Jaguar and Land Rover	71,786.56	71,395.54	49,477.39	143,182.10	92,533.69	222,859.73
	Less: Intra segment eliminations	(1,089.86)	(1,084.47)	(917.97)	(2,174.33)	(1,749.15)	(3,857.68)

	-Total	104,160.04	101,313.13	78,861.73	205,473.17	150,128.40	342,641.18
II.	Others	1,452.16	1,369.98	1,102.52	2,822.14	2,073.51	4,808.62

	Total Segment Revenue	105,612.20	102,683.11	79,964.25	208,295.31	152,201.91	347,449.80
	Less: Inter segment revenue	(483.96)	(447.03)	(352.88)	(930.99)	(655.88)	(1,482.83)

	Revenue from Operations	105,128.24	102,236.08	79,611.37	207,364.32	151,546.03	345,966.97

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	1,613.54	1,045.11	402.26	2,658.65	797.67	3,693.28
	(b) Passenger Vehicle	248.71	61.49	119.40	310.20	191.93	542.17
	(c) Corporate/Unallocable	(86.89)	(92.37)	(36.33)	(179.26)	(30.83)	(157.84)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(155.27)	(71.96)	(257.37)	(227.23)	(258.12)	(1,385.09)
	- Jaguar and Land Rover	5,369.46	5,696.88	(167.32)	11,066.34	(3,598.31)	3,481.69
	Less: Intra segment eliminations	(0.51)	(5.52)	(64.49)	(6.03)	(81.76)	(17.56)

	-Total	6,989.04	6,633.63	(3.85)	13,622.67	(2,979.42)	6,156.65
II.	Others	227.50	268.11	189.11	495.61	365.69	826.24

	Total Segment results	7,216.54	6,901.74	185.26	14,118.28	(2,613.73)	6,982.89
	Less: Inter segment eliminations	17.19	(8.79)	20.09	8.40	27.79	15.13

	Net Segment results	7,233.73	6,892.95	205.35	14,126.68	(2,585.94)	6,998.02
	Add/(Less) : Other income (excluding Government Incentives)	807.22	677.22	392.99	1,484.44	732.97	1,719.82
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(2,024.19)	(1,898.67)	(1,748.19)	(3,922.86)	(3,490.77)	(7,354.70)
	Add/(Less) : Foreign exchange gain/(loss) (net)	92.81	(341.81)	(623.93)	(249.00)	(1,391.71)	103.88
	Add/(Less) : Exceptional items - gain/(loss)
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(118.18)	(557.50)	—	(675.68)	(1.36)	(278.28)
	(b) Passenger Vehicle	1.16	6.39	313.37	7.55	313.37	313.37
	(c) Corporate/Unallocable	(6.67)	(90.46)	—	(97.13)	(0.09)	(0.09)
	- Vehicle Financing	—	(38.49)	—	(38.49)	—	—
	- Jaguar and Land Rover	—	3.08	(0.74)	3.08	1,494.33	1,555.53

	Total Profit/(loss) before tax	5,985.88	4,652.71	(1,461.15)	10,638.59	(4,929.20)	3,057.55

			As at June 30,		As at September 30,		As at March 31,
			2023		2023	2022	2023
			Unaudited		Unaudited		Audited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle (including assets classified as held for sale)		32,763.42		32,076.42	30,470.37	30,250.90
	(b) Passenger Vehicle		20,287.72		21,193.23	16,575.49	19,591.89
	(c) Corporate/Unallocable (including assets classified as held for sale)		1,624.70		1,530.83	2,110.66	1,475.15
	- Vehicle Financing (including assets classified as held for sale)		34,107.32		33,624.61	39,116.60	35,842.97
	- Jaguar and Land Rover (including assets classified as held for sale)		190,376.44		188,151.71	167,144.62	181,843.78
	Less: Intra segment eliminations		(2,100.08)		(1,714.68)	(61.92)	(2,390.94)

	-Total		277,059.52		274,862.12	255,355.82	266,613.75
II.	(a) Others		4,094.69		4,548.02	3,159.83	4,051.44

	Total Segment Assets		281,154.21		279,410.14	258,515.65	270,665.19
	Less: Inter segment eliminations		(1,309.19)		(1,388.16)	(1,199.52)	(1,226.76)

	Net Segment Assets		279,845.02		278,021.98	257,316.13	269,438.43

	Investment in equity accounted investees
	- Tata and other brands vehicles-Corporate/Unallocable		769.11		803.09	607.77	716.01
	- Jaguar and Land Rover		3,286.28		3,303.25	3,143.70	3,349.41
	- Others		616.16		627.67	596.80	610.24
	Add : Unallocable assets		64,084.92		64,245.95	53,975.32	61,967.29

	Total Assets		348,601.49		347,001.94	315,639.72	336,081.38

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle (including liabilities for assets classified as held for sale)		22,267.68		22,091.23	18,255.11	22,543.11
	(b) Passenger Vehicle		14,214.34		14,396.23	12,731.79	12,618.89
	(c) Corporate/Unallocable		1,626.59		1,853.28	872.88	1,252.27
	- Vehicle Financing		928.42		1,185.45	282.50	1,241.37
	- Jaguar and Land Rover (including liabilities for assets classified as held for sale)		114,833.13		114,070.77	89,391.73	106,380.14
	Less: Intra segment eliminations		(1,886.93)		(1,506.53)	(61.12)	(2,257.37)

	-Total		151,983.23		152,090.43	121,472.89	141,778.41
II.	(a) Others		1,708.50		2,354.08	1,760.52	2,252.12

	Total Segment Liabilities		153,691.73		154,444.51	123,233.41	144,030.53
	Less: Inter segment eliminations		(384.38)		(478.38)	(289.95)	(312.46)

	Net Segment Liabilities		153,307.35		153,966.13	122,943.46	143,718.07
	Add : Unallocable liabilities		133,616.19		132,155.09	161,832.00	139,763.80

	Total Liabilities		286,923.54		286,121.22	284,775.46	283,481.87

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee on November 1, 2023 and approved by the Board of Directors at its meeting held on November 2, 2023.
2)

Additional Information pursuant to requirement of Regulation 52(4) and Regulation 54(2) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation 2015 as amended and as at period ended September 30, 2023:

Sr No	Particulars	Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,		March 31,
		2023	2023	2022	2023	2022	2023
		Unaudited					Audited
a)	Debt Equity Ratio (number of times)	2.23	2.25	5.21	2.23	5.21	2.77
	[Total Debt(i)/Equity(ii)]
b)	Debt Service Coverage Ratio (number of times) (not annualised)	1.11	1.31	0.04	1.19	(0.16)	0.23
	[(Profit/ (loss) before exceptional items and tax + Interest on borrowings)/(Interest on borrowings + Repayment of borrowings)(iii)]
c)	Interest Service Coverage Ratio (number of times) (not annualised)	3.80	3.50	0.15	3.65	(0.63)	1.17
	[(Profit/ (loss) before exceptional items and tax +Interest on borrowings)/Interest on borrowings]
d)	Capital redemption reserve (₹ In crores)	2.28	2.28	2.28	2.28	2.28	2.28
e)	Debenture redemption reserve (₹ In crores)	211.34	211.34	411.14	211.34	411.14	211.34
f)	Net worth(iv) (₹ In crores)	53,642.89	54,347.67	26,174.56	53,642.89	26,174.56	45,321.79
	[Equity share capital + Other equity]
g)	Profit/(Loss) for the period (₹ In crores)	3,832.08	3,300.65	(898.35)	7,132.73	(5,849.32)	2,689.87
h)	Earnings per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic (₹)	9.81	8.35	(2.47)	18.18	(15.54)	6.29
	(b) Diluted (₹)	9.80	8.34	(2.47)	18.16	(15.54)	6.29
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic (₹)	9.91	8.45	(2.47)	18.28	(15.54)	6.39
	(b) Diluted (₹)	9.90	8.44	(2.47)	18.26	(15.54)	6.39
		Not annualised
i)	Current ratio (number of times)	—	0.98	0.93	—	0.93	—
	[Current assets / Current liabilities]
j)	Long term debt to working capital (number of times)	(0.72)	4.97	6.12	(0.72)	6.12	(0.86)
	[Long Term Borrowings(v) / Working capital(vi)]
k)	Bad debts to Account receivable ratio (%)	0.02%	0.01%	0.35%	0.03%	0.39%	0.40%
	[Bad Debts(vii) / Average of trade and other receivables(viii)]
l)	Current liability ratio (number of times)	0.49	0.49	0.42	0.49	0.42	0.46
	[Current Liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings) / (Total liabilities)]
m)	Total debts to total assets (number of times)	0.34	0.35	0.43	0.34	0.43	0.37
	[(Non current borrowings + Current borrowings) / Total assets]
n)	Debtors turnover (number of times) (not annualised)	6.06	6.13	5.83	12.51	11.60	24.25
	[Revenue from operations (excluding finance revenue) / Average trade receivables]
o)	Inventory turnover (in times) (not annualised)	1.41	1.42	1.37	3.01	2.76	5.96
	[Raw material consumed (ix)/ Average inventory(x) ]
p)	Operating margin (%)	13.19%	13.23%	7.67%	13.21%	6.04%	9.21%
	[(Profit/ (loss) before exceptional items and tax + Finance costs (excluding finance costs pertaining to borrowings sourced by vehicle financing segment) + Foreign exchange (gain)/loss (net)+ Depreciation and amortisation expense-Other Income (excluding incentives)) / Revenue from operations]
q)	Net profit margin (%)	3.65%	3.23%	(1.13%)	3.44%	(3.86%)	0.78%
	[Profit/(loss) for the period / Revenue from operations]

Notes:

(i)	Total debt includes non-current and current borrowings.
(ii)	Equity = equity attributable to owners of Tata Motors Limited
(iii)

Repayment of borrowing includes repayment of long-term borrowings, proceeds from short-term borrowings, repayment of short-term borrowings and net change in other short-term borrowings (with maturity up to three months).

(iv)

Net worth has been computed on the basis as stated in Clause 2 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 i.e. Net worth as defined in sub-section (57) of section 2 of the Companies Act, 2013.

(v)	Long term borrowings (including current portion of long term borrowings)
(vi)	Working capital = current assets-current liabilities (excluding current maturities of Iong term debt and interest accrued on borrowings)
(vii)	Bad debts is write off of trade and other receivables
(viii)	Trade and other receivables includes trade receivables, non-current and current loans and advances, non-current and current other assets.
(ix)	Raw material consumed includes cost of materials consumed, purchase of products for sale and changes in inventories of finished goods, work-in-progress and products for sale.
(x)	Inventory includes raw materials and components, work-in-progress, finished goods, stores and spare parts, consumable tools and goods-in-transit-raw materials and components.

3)

Tata Motors Limited is amongst the very few companies in India that has its own exempted Pension fund. In the past few years there have been multiple developments on this front. The Company in year 2019 had made an application to surrender the said Pension fund w.e.f October 1, 2019. However, the process of concluding the surrender has not yet happened. The Company incurred losses for three consecutive years (during FY 2019-20, 2020-21 & 2021-22), thereby calling for an automatic cancellation/withdrawal of pension fund exemption status. On November 4, 2022, the Hon’ble Supreme Court also ruled that those who were members of a statutory pension fund as on September 1, 2014, can exercise a joint option with their employer to contribute to their Pension fund beyond the statutory limit and be eligible to draw their pension calculated based on last 5 years average salary.

The Company has received various representations from its employees (past and present) to extend the said pension benefits to them as well. To continue to serve the best interests of all stakeholders and to seek a finality on this matter and avoid long drawn litigation, after careful consideration, the Company has accepted and approved the joint options on the Employees Provident Fund Organisation (EPFO) portal, along with a communication to the EPFO that the Company shall fund the additional liability estimated through actuarial valuation. Accordingly, a provision of ₹44.70 crores and ₹691.07 crores has been made during the quarter and six months ended September 30, 2023 respectively, which has been disclosed as an Exceptional item.

EPFO, however, has returned all the applications approved by the Company. The Company has filed a writ petition with Hon’ble Delhi High Court for seeking directions to EPFO to immediately start administering TML’s Pension Fund and not to reject the joint applications. The trade unions have also jointly filed another petition for expediting the transfer of pension fund corpus and accepting the joint applications of the employees for pension on higher salary. The High Court has issued notice to both the Ministry of Labour and EPFO.

4)

The Board of Directors has, at its meeting held on July 25, 2023, approved (subject to inter alia the requisite National Company Law Tribunal (NCLT), regulatory and other approvals) a Scheme of Arrangement under Section 230-232 of the Companies Act, 2013, between Tata Motors Limited and its shareholders and creditors for reduction through cancellation of the “A” Ordinary shares and the payment of consideration for such reduction through the issuance of New Ordinary shares of the Company, in the manner contemplated in the Scheme of Arrangement. Expenses of ₹27.74 crores related to this scheme are recorded in retained earnings.

5)

In June 2023, Jaguar Land Rover (JLR) was informed that one of the investments held by the UK Defined Benefit pension schemes has been revalued by the fund’s independent valuation agent and that the valuation of the holding as of March 31, 2023, across the schemes, has been reduced by ₹792.83 crores(£78 million) to ₹756.67 crores (£73 million). This change in asset value is included in OCI as part of the asset and liability movements for the six months period ended September 30, 2023.

6)	During the six months ended September 30, 2022, JLR had recognised a pension past service credit of ₹1,495.07 crores (£155 million) due to change in inflation index from RPI to CPI.

7)

As part of slump sale (passenger vehicle undertaking), the investments in wholly owned subsidiaries of the Company engaged in designing services namely Tata Motors European Technical Centre PLC (TMETC) and Trilix S.r.l (Trilix) have been transferred to Tata Motors Passenger Vehicle Limited, a wholly owned subsidiary of the Company, w.e.f. January 1, 2022. These subsidiaries were then transferred to Tata Passenger Electric Mobility Ltd., another wholly owned subsidiary of the Company. During the year ended March 31, 2023 the Company reassessed the recoverable value of assets belonging to Tata Motors European Technical Centre PLC (TMETC) and accordingly provision for impairment towards the assets was reversed amounting to ₹214.39 crores (£23.57 million).

8)

In October 2023, JLR placed three of its USD and EUR Senior Notes to tender for early redemption. As a result of the tender, on October 18, 2023, JLR repaid ₹804.44 crores (£79 million) Senior Notes due 2028 for a purchase price of ₹733.16 crores (£72 million), ₹753.53 crores (£74 million) Senior Notes due 2029 for a purchase price of ₹661.88 crores (£65 million) and ₹1,782.00 crores (£175 million) Senior Notes due 2026 for a purchase price of ₹1,812.55 crores (£178 million). A resulting gain of ₹132.38 crores (£14 million) will be recognised in the quarter ending December 31, 2023. In addition, on October 12, 2023, JLR repaid ₹2,277.60 crores (RMB 2 billion) (£225 million) of its ₹5,694.00 crores (RMB 5 billion) syndicated rolling loan facility.

9)

On October 13, 2023, the Company has signed share purchase agreement to sell 9.90% stake in Tata Technologies Limited (TTL) for an aggregate consideration of ₹1,613.70 crores. The agreement is with TPG Rise climate SF Pte Ltd and Ratan Tata Endowment Foundation for purchasing 9.00% and 0.90%, respectively stake in TTL. The Company continues to retain approximately 66.79% in TTL.

10)

On October 19, 2023, the Company has signed Securities Subscription Agreement (SSA) and a Shareholders Agreement (SHA) for the acquisition of 26.79% stake in Freight Commerce Solutions Private Limited (Freight Tiger) for a consideration of ₹150 crores. Freight Tiger’ is a digital platform that provides end-to-end logistics value chain solutions for cargo movement in the country. The SSA also includes a provision enabling Tata Motors to further invest over the next two years, at the then prevailing market value.

11)

On October 30, 2023, Arbitration Tribunal has made an award in the arbitral proceedings pertaining to the capital investments made in the Singur project site in favour of Tata Motors Limited and has directed the respondent West Bengal Industrial Development Corporation (WBIDC) to pay compensation of ₹765.78 crores with interest thereon @11% p.a. from September 1, 2016 till actual recovery plus a ₹1.00 crore towards cost of the proceedings. The total amount as at September 30, 2023 is ₹1,363.45 crores. This event does not require any adjustment to the consolidated financial results as at September 30, 2023.

12)

The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and six months ended September 30, 2023 and have issued an unmodified opinion on the same.

Tata Motors Limited
GIRISH WAGH
Mumbai, November 2, 2023	Executive Director

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All statements contained herein that are not statements of historical fact constitute “forward-looking statements”. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.